UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____ )*

MAJOR LEAGUE FOOTBALL, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

560814 105

(CUSIP Number)

APRIL 28, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

✓	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 560814 105                                             13G                                             Page 2 of 4 Pages

1		NAMES OF REPORTING PERSONS: David M. Bovi
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,775,000(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,775,000(1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,775,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%(2)
12		TYPE OF REPORTING PERSON IN

1.	See Item 4.
2.	Based on 45,507,676 shares of the Issuer’s common stock that were outstanding as of March 15, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, which was filed on March 16, 2016.

CUSIP No. 560814 105                                             13G                                             Page 3 of 4 Pages

Item 1(a).

Name of Issuer:

Major League Football, Inc.

Item 1(b).

Address of Issuer’s Principal Executive Offices:

6230 University Parkway, Suite 301

Lakewood Ranch, FL 342408

Item 2(a).

Name of Person Filing:

David M. Bovi

Item 2(b).

Address of Principal Business Office or, if None, Residence:

2855 PGA Blvd., Suite 150

Palm Beach Gardens, Florida 33410

Item 2(c).

Citizenship:

David M. Bovi is a U.S. citizen.

Item 2(d).

Title of Class of Securities:

Common Stock

Item 2(e).

CUSIP Number:

560814 105

Item 3.

Not applicable.

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:  2,775,000

(b)

Percent of class:  6.0%(1)

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote: 2,775,000

(ii)

Shared power to vote or to direct the vote:  0

(iii)

Sole power to dispose or to direct the disposition of:  2,775,000

(iv)

Shared power to dispose or to direct the disposition of:  0

Based on 45,507,676 shares of the Issuer’s common stock that were outstanding as of March 15, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, which was filed on March 16, 2016.

CUSIP No. 560814 105                                             13G                                             Page 4 of 4 Pages

Item 5.

Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.

Identification and Classification of Members of the Group

Not Applicable.

Item 9.

Notice of Dissolution of Group

Not Applicable.

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2016	/s/David M. Bovi